FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of May, 2004


                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

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Exhibit 99 attached hereto is incorporated herein by reference.

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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: May 12, 2004



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                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            12 May 2004, Result of AGM


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Exhibit 99

                   UNILEVER SHAREHOLDERS ELECT NON-EXECUTIVE
                            DIRECTORS FOR FIRST TIME

Unilever moved to one-tier Boards for both parent companies, Unilever N.V. and Unilever PLC when shareholders at the Group's annual general meetings in London and Rotterdam today (May 12) elected the current advisory directors as non-executive directors. Both Boards will be identical in composition and will be comprised of a majority of independent directors.

A further distinguishing feature of Unilever's arrangements is that all directors will offer themselves for re-election each year.

Those elected to serve as non-executive directors were: The Rt. Hon The Lord Brittan of Spennithorne QC, The Rt. Hon The Baroness Chalker of Wallasey, Bertrand Collomb, Professor Wim Dik, Oscar Fanjul, Claudio X Gonzalez, Hilmar Kopper, The Lord Simon of Highbury, and Jeroen van der Veer.

Bertrand Collomb will serve as Senior Independent Director.

Chairman Niall FitzGerald told shareholders: "This is a significant change and gives both Unilever parent companies the same single tier board comprising a majority of independent non-executive directors. The key watchwords for these changes are transparency and accountability. Shareholders should be absolutely clear on who is responsible and be able to hold us to account."

The meetings in London and Rotterdam also re-elected the following executive directors:

Antony Burgmans             Chairman N.V./Vice-Chairman PLC
Niall FitzGerald            Chairman PLC/Vice-Chairman N.V.
Clive Butler                Corporate Development Director
Patrick Cescau              Chairman PLC/Vice-Chairman N.V. - Designate
Keki Dadiseth               Home and Personal Care Director
Andre baron van Heemstra    Personnel Director
Rudy Markham                Financial Director

Kees van der Graaf was elected to the board and has taken up the role of Foods director in succession to Patrick Cescau already nominated as successor to Niall FitzGerald who retires as chairman of Unilever PLC on September 30, 2004.

Charles Strauss did not seek re-election as a Director and has retired after 18 years' service with Unilever. Senator George Mitchell retired as an Advisory Director.

All other resolutions at both meetings were carried.

                                     -o0o-

May 12 2004

Note: Details of the voting by the shareholders can be accessed via www.unilever.com